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                                     EXHIBIT 4.4

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                                       SUMMARY
                                          OF
                         ECHOSTAR COMMUNICATIONS CORPORATION
                                1998 LAUNCH BONUS PLAN


     In recognition of the dedication and hard work of employees of EchoStar Communications Corporation (the "Corporation") and its subsidiaries in anticipation of the launch of EchoStar IV, the Board of Directors of the Corporation shall award to each employee of the Corporation or one of its subsidiaries who, as of the date EchoStar IV is launched, has been employed continuously by the Corporation or one of its subsidiaries for ninety (90) days, ten (10) shares of the Corporation's Class A Common Stock, $0.01 par value per share. The award is a special one-time grant.